Filed Pursuant to Rule 433

Registration No. 333-133852

BANK OF AMERICA CORPORATION

$1,000,000,000

MEDIUM-TERM NOTES, SERIES L

SENIOR THREE-MONTH LIBOR NOTES, DUE DECEMBER 2010

GUARANTEED UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM

FINAL TERM SHEET

Dated December 1, 2008

Issuer:	Bank of America Corporation

Issuer’s Ratings:	Aa2 (Moody’s)/AA- (S&P)/A+ (Fitch)

Ratings of this Series of Guaranteed Notes:	Aaa (Moody’s)/AAA (S&P)/AAA (Fitch)

Title of the Series:	Senior Three-Month LIBOR Notes, due December 2010

Aggregate Principal Amount Initially Being Issued:	$1,000,000,000

Issue Price:	100%

Trade Date:	December 1, 2008

Settlement Date:	December 4, 2008 (DTC)

Maturity Date:	December 2, 2010

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000.

Day Count Fraction:	Actual/360

Base Rate:	Three-Month LIBOR (Reuters)

Index Maturity:	90 days

Spread:	50 bps

Interest Payment Dates:	March 2, June 2, September 2, and December 2 of each year, beginning March 2, 2009.

Interest Determination Dates:	Second London banking day preceding the applicable reset date.

Interest Reset Dates:	March 2, June 2, September 2, and December 2 of each year, beginning March 2, 2009.

Interest Periods:	Quarterly. The initial interest period will be the period from, and including, the Settlement Date to, but excluding, March 2, 2009, the initial interest payment date. The subsequent interest periods will be the periods from, and including, the applicable interest payment date to, but excluding, the next interest payment date or the Maturity Date.

Guarantee:

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Additional details relating to the guarantee are also set forth in the pricing supplement relating to the offering of the notes.

Optional Redemption:	None

Listing:	None

Lead Manager and Sole Book-Runner:	Banc of America Securities LLC

Co-Managers:	Loop Capital Markets, LLC
Cabrera Capital Markets, LLC

CUSIP:	06050BAB7

ISIN:	US06050BAB71

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request copies by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.